UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2008
Commission File Number: 000-52060
GMARKET INC.

(Translation of registrant’s name into English)
8th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes    ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

GMARKET INC
Form 6-K
Summary of 2007 Annual Audit Report
     On April 1, 2008, the 2007 Annual Audit Report for GMARKET INC. was filed with the Financial Supervisory Service of the Republic of Korea ("Korea"). This is the Annual Audit Report translated into English. The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea.

SIGNATURES
EX-99.1 AN ENGLISH-LANGUAGE TRANSLATION OF COMPARATIVE FINANCIAL STATEMENTS AND SUMMARY OF NOTES FOR THE FISCAL YEAR 2007 AND 2006 SUBMITTED TO FINANCIAL SUPERVISORY SERVICE OF KOREA

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GMARKET INC. (Registrant)
By:	/s/ Duckjun (D.J.) Lee
Name:	Duckjun (D.J.) Lee

Title:	Chief Financial Officer

Date: April 1, 2008